13012439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. La Salle Street
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Berberich 312-444-7805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive, Suite 5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/4/13

OATH OR AFFIRMATION

I, ______Carol Berberich_____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Northern Trust Securities, Inc.____, as of ________________December 31, 2012____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Carol Berberich
Signature

Chief Financial Officer____
Title

T L Pawlak
Notary Public

OFFICIAL SEAL
T L PAWLAK
Notary Public - State of Illinois
My Commission Expires Jun 11, 2016

This report ** contains (check at applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered
Public Accounting Firm Thereon)

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc., a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2013

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	1,963,506
Cash segregated under federal and other regulations		3,000,000
Securities owned, at fair value		7,928,788
Net receivable from clearing broker		26,600,964
Other receivables		6,535,998
Furniture and fixtures, at cost, net of accumulated depreciation of $77,463		767
Taxes receivable from Parent		613,671
Deferred tax asset, net		416,795
Other assets		380,852
Total assets	$	47,441,341
Liabilities and Stockholder's Equity		
Payable to employees	$	4,573,200
Payable to affiliates		4,144,081
Payable to customers		739,922
Accounts payable and accrued expenses		1,263,776
Subordinated borrowings from Parent, at fair value		5,000,000
Total liabilities		15,720,979
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, 20,000 shares; outstanding 1,475 shares		15
Paid-in capital		3,697,485
Retained earnings		28,022,862
Total stockholder's equity		31,720,362
Total liabilities and stockholder's equity	$	47,441,341

See accompanying notes to financial statement.

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially, all customers of the Company are also clients of affiliated entities.

The other sources of revenue for the Company consist of the following:

- Trading gains and losses (including realized and unrealized) related to trades for the Company's own account with the intent to sell securities to meet client demands.
- Commissions earned from other brokers executing trades on behalf of various clients of the Company's affiliates (Commission Recapture).
- Transition Management fees earned on restructuring portfolios to manage cost and risk for the client.
- Mutual funds and 12B-1 fees earned on sales of investment company products.
- Referral fees for placement of other investment products and fees earned by Commission Management Services (unbundling commissions and managing expenses for institutional clients).

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis and securities owned are carried at fair value.

(c) Furniture and Fixtures

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from 3 to 10 years.

(d) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

(f) New Accounting Pronouncements

In May 2011, FASB released Accounting Standards Update (ASU) No. 2011-04 (ASU 2011–04), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards*. ASU 2011-04 further clarifies fair value measurement principles and requires additional disclosures. Effective for interim and annual periods beginning after December 15, 2011, entities will need to disclose the amounts and reasons for any transfers between Level 1 and Level 2 securities; quantitative information relating to significant observable inputs, a narrative description of the valuation process, and a narrative description of the sensitivity of the fair value measurements to changes in unobservable or Level 3 valuation inputs. The Company adopted ASU 2011-04 during 2012. See note 12 for disclosure. For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2 securities.

(3) Transactions with Affiliates

The Company maintains its bank accounts with affiliates of the Parent and a line of credit with the Parent. The line of credit available to the Company totaled $5,000,000 which is pursuant to a subordinated revolving credit note that matures on February 28, 2015. Borrowings under the line totaled $5,000,000 at December 31, 2012.

(4) Payable to Customers

Payable to customers include amounts due to customers related to soft dollar credits and Commission Recapture.

(5) Net Receivable from Clearing Broker

Net receivable from clearing broker at December 31, 2012 represents cash on deposit with clearing broker and receivable for transactions pending settlement, and consist of the following:

		Receivable	Payable	Total
Cash	$	30,329,492	(11,201,443)	19,128,049
Security transactions pending settlement		9,559,545	(2,086,630)	7,472,915
Total	$	39,889,037	(13,288,073)	26,600,964

(6) Securities Owned, at Fair Value

Securities owned, at fair value, as of December 31, 2012 consist of the following:

		Securities owned, at fair value
Corporate equities and debt securities	$	817,174
Government bonds, agency, and municipal obligations		7,111,614
Total	$	7,928,788

(7) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined-benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement healthcare coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, copayment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available.

(8) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising

(Continued)

from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2012, the Company had net capital of $31,290,940 as calculated under Rule 15c3-1, which was $31,040,940 in excess of the $250,000 requirement.

(9) Furniture and Fixtures

A summary of furniture and fixtures is presented below:

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	78,230	77,463	767
Total furniture and fixtures	$	78,230	77,463	767

(10) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $416,795 at December 31, 2012. No valuation allowance related to deferred tax assets has been recorded at December 31, 2012, as management believes it is more likely than not that the deferred tax assets will be fully realized.

(11) Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurement* (ASC 820), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

ASC 820 establishes the following hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and

establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Company's financial assets and liabilities carried at fair value consist of trading securities owned and subordinated borrowings. All securities are classified as Level 2 assets and totaled $7,928,788 at December 31, 2012. Subordinated borrowings are classified as Level 2 liabilities and totaled $5,000,000 at December 31, 2012.

(12) Off-Balance-Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2012 are adequate to mitigate the risk of material loss. For the year ended December 31, 2012, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily corporate debt securities, government bonds, agency, and municipal obligations. The largest position of any single issuer at December 31, 2012 was a municipal obligation, which amounted to $1,150,000.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(13) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(Continued)

(14) Cash and Securities Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(15) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2012.